SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

1 February 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 1 February 2012 re:  CHANGES TO ITS GROUP BOARD AND THE MANAGEMENT TEAM

1 February 2012

LLOYDS BANKING GROUP ANNOUNCES CHANGES TO ITS GROUP BOARD AND THE MANAGEMENT TEAM

Lloyds Banking Group ('the Group') has today announced changes to its Group Board and the management team.

The changes to the Board and the senior management organisational structure mean that there will be five business lines reporting directly to the Group Chief Executive as follows:

Alison Brittain will undertake the newly created role of Group Director of Retail with responsibility for our multi channel and multi brand strategy including Lloyds TSB, the Bank of Scotland and Halifax, retail products and marketing, as well as telephony and digital banking.

Antonio Lorenzo, Group Director of Strategy and Wealth and International, will also undertake responsibility for Asset Finance which had formerly been a part of the Wholesale business.

Truett Tate, Group Executive Director for Wholesale has decided to retire from the Group during February and will not seek re-election at the Group's Annual General Meeting in May.  As a result of Truett's departure Andrew Géczy, CEO of Wholesale Banking and Markets, will report on an interim basis to Group Chief Executive, António Horta-Osório.

The Group has begun a search internally and externally for a permanent Director of the Group's Wholesale Division.

John Maltby remains as Director of Commercial continuing with his responsibility for our SME businesses.

Toby Strauss' role also remains unchanged as Director of the Group's Insurance division.

Further to the centralisation of all control functions as part of the Group Strategic Review in 2011 there will now be five control and support functions as follows:

· Risk - led by our Chief Risk Officer Juan Colombas.

· Finance - led by our Group Finance Director, Tim Tookey currently and George Culmer when he joins the Group.

· Operations - led by our Director of Group Operations, Mark Fisher.

· Corporate Affairs - led by our Group Corporate Affairs Director, Matt Young.

·      Group Corporate Functions - Human Resources, Legal and Secretariat and Group Audit will now report to a newly-created position of Group Corporate Functions Director.  The Group Corporate
       Functions Director will be a member of the Group Executive Committee and the Group is currently recruiting for the role.

António Horta-Osório, Group Chief Executive, said: "The changes to the Group's senior management team ensure we have the right organisational structure to deliver on our strategy and move to the next phase of the Group's transformation.

"By bringing together our community banks with product and marketing functions we will deliver better, more targeted customer propositions.  By creating the position of Group Corporate Functions Director, we will be able to bring better focus on areas such as Human Resources, Legal and Secretariat and Group Audit which are essential to transforming the Group.

"I would like to thank Truett for his contribution and commitment to the Group over the last eight years.  He has played an important role with the management team in helping to steer the Group through a challenging period and we wish him well for the future.

"We have an experienced and committed management team and I am confident that we will, over time, achieve our aim of being the best bank for customers.  By doing that, we will provide our investors with sustainable returns and our colleagues with a sense of real pride in the Bank."

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 1 February 2012